interCLICK, Inc.
First Amendment to 2007 Incentive Stock and Award Plan
(Effective February 6, 2009)

interCLICK, Inc. amends its 2007 Incentive Stock and Award Plan (the “Plan”) as follows:

1. The name of the Company in the heading and in Section 1 is changed to interCLICK, Inc.

2. The number of shares of common stock available for grant under Section 4 is increased by 225,000 shares.